UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2022

Commission File Number: 001-39169

Natura &Co Holding S.A.
(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A
Parque Anhanguera
São Paulo, São Paulo 05106-000, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

NATURA &CO HOLDING S.A.

TABLE OF CONTENTS

ITEM

1.	Minutes of the Board of Directors' Meeting of Natura &Co Holding S.A. held on August 10, 2022.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.

By:	/s/ Guilherme Strano Castellan
	Name:	Guilherme Strano Castellan
	Title:	Principal Financial Officer

By:	/s/ Itamar Gaino Filho
	Name:	Itamar Gaino Filho
	Title:	Chief Legal and Compliance Officer

Date: August 12, 2022.

Item 1

Minutes of the Board of Directors' Meeting of Natura &Co Holding S.A. held on August 10, 2022.

NATURA &CO HOLDING S.A.

CNPJ/ME No. 32.785.497/0001-97	Publicly Held Company	NIRE 35.3.0053158-2

Minutes of the Board of Directors’ Meeting

held on August 10, 2022

I.         Date, Time and Place: On August 10, 2022, at 10:00 a.m., at the principal place of business of Natura &Co Holding S.A. (“Company” or “Natura &Co”), at Avenida Alexandre Colares, nº 1.188, sala A17, bloco A, Parque Anhanguera, CEP 05106-000, in the City of São Paulo, State of São Paulo.

II.        Call Notice: Waived due to the attendance of all members of the Board of Directors of Natura &Co Holding S.A. (“Company”).

III.       Quorum: All members of the Company’s Board of Directors were in attendance, namely: Guilherme Peirão Leal, Chairman of the meeting and Co-Chairman of the Board of Directors; Antônio Luiz da Cunha Seabra, Co-Chairman of the Board of Directors; Pedro Luiz Barreiros Passos, Co-Chairman of the Board of Directors; Fábio Colletti Barbosa, Group CEO; Roberto de Oliveira Marques, board member; Gilberto Mifano, independent board member; Carla Schmitzberger, independent board member; Jessica DiLullo Herrin, independent board member; Ian Martin Bickley, independent board member, Nancy Killefer, independent board member, W. Don Cornwell, independent board member, Andrew George McMaster Jr., independent board member and Georgia Melenikiotou, independent board member. Mr. Moacir Salzstein, secretary of the meeting, was also present.

IV.      Presiding Board: Mr. Guilherme Peirão Leal chaired the meeting and invited Mr. Moacir Salzstein to act as secretary.

V.    Agenda: To analyze and approve the individual and consolidated interim financial statements and explanatory notes of the Company, accompanied by the report issued by the independent external auditors, for the period of 3 (three) months ended June 30, 2022.

VI.      Resolutions: After discussions related to the matter on the agenda, the Company's Board of Directors declared that it analyzed and approved the individual and consolidated interim financial statements and explanatory notes, accompanied by the report issued the independent external auditors, for the period of 3 (three) months ended June 30, 2022, prepared in accordance with CVM regulations and applicable accounting rules.

VII.     Closing: The Chairman thanked everyone for being present and declared the meeting adjourned, suspended the meeting for these minutes to be drafted, which, after being read, discussed and found to be in order, were approved and signed by the board and by the attending members.

São Paulo, August 10, 2022.

These minutes are a true copy of the original drafted in the proper book.

_________________________________

Moacir Salzstein

Secretary